 EXHIBIT 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

TD Announces Pricing of Japanese Yen NVCC Subordinated Debentures

September 16, 2025 - The Toronto-Dominion Bank (“TD” or the “Bank”) (TSX, NYSE: TD) today announced the pricing of a private placement offering of JPY 14 billion of Fixed Rate Reset Subordinated Notes (Non-Viability Contingent Capital (NVCC)) constituting subordinated indebtedness of the Bank (the “Notes”).

The Notes will bear interest at a fixed rate of 2.058% per annum (paid semi-annually) until September 25, 2030, and at the 5-year Tokyo Overnight Average Rate (TONA) mid-swap rate plus 0.97% thereafter (paid semi-annually) until maturity on September 25, 2035. The Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes on September 25, 2030, in whole but not in part, at par plus accrued and unpaid interest on not more than 60 nor less than 10 days’ notice to holders.

Net proceeds from the issuance of the Notes will be used for general corporate purposes, which may include the redemption of outstanding capital securities and/or the repayment of other outstanding liabilities. The Notes are expected to qualify as Tier 2 capital of TD for regulatory purposes.

Nomura International plc and TD Securities are the managers on the issue.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S. and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 18 million active online and mobile customers. TD had CDN$2.0 trillion in assets on July 31, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994-4124, Elizabeth.goldenshtein@td.com.